UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number: 000-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 HaCharoshet St.,

Raanana 4365603
                       Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) and Form F-3 (File No. 333-194338).

XTL Biopharmaceuticals REPORTS SECOND Quarter 2015 RESULTS

RAANANA, Israel - (September 1, 2015) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL) (“XTL” or the “Company”), a clinical-stage biopharmaceutical company focused on the acquisition, development and commercialization of pharmaceutical products for the treatment of unmet clinical needs, today provided its financial and operational results for the second quarter and the six months ended June 30, 2015.

Josh Levine, Chief Executive Officer of XTL, commented, “During the second quarter, we made significant progress towards developing our clinical asset for lupus/SLE and preparing it for a planned clinical trial. In April 2015, we closed a US$4 million registered direct offering with a US-based healthcare-dedicated investor and with existing shareholders, which we believe will allow us to progress towards the commencement of advanced clinical trials for our lead drug candidate, hCDR1, a peptide for the treatment of lupus, a significant unmet clinical need with no effective available solution. Recently, we added Monique Ben Am, MSc, to our team to lead our clinical development efforts. Ms. Ben Am has significant clinical development experience at large pharmaceutical companies like Novartis, where she was involved with the development of Gleevec™, and Teva Pharmaceuticals, Ltd. and several smaller drug development companies.”

“We are pleased with the recent publication of a peer reviewed article in the Lupus Science and Medicine journal (http://lupus.bmj.com/content/2/1/e000104.full) authored by world leading rheumatologists and members of our Clinical Advisory Board, which analyzed the results of a Phase 2b trial on hCDR1 (the PRELUDE trial), showing favorable safety and efficacy data on over 300 patients. In addition, the recently announced news from UCB regarding their drug candidate, epratuzumab, not meeting its primary endpoints in two Phase 3 studies, further emphasizes the unmet need for patients suffering from lupus. With few, if any, significant Phase 3 studies ongoing in this space, we believe there is a substantial opportunity for our lead drug candidate, hCDR1.”

Financial Overview

Following XTL’s registered direct offering in April, 2015, XTL had US$4.8 million in cash and cash equivalents as of June 30, 2015.

Research and development expenses for the three months ended June 30, 2015 were US$69,000 compared to US$34,000 in the same period in 2014. Research and development expenses for the three months ended June 30, 2015 were comprised mainly of expenses related to preparations for initiating the clinical trial of XTL’s drug candidate: hCDR1. The increase in expenses in 2015 compared to 2014 for this period is mainly due to the Company’s focus on preparing for the upcoming clinical trial including the completion of production of the drug substance for hCDR1.

XTL Biopharmaceuticals Ltd.

5 Hacharoshet Street, Raanana, 43656, Israel

Tel: +972 9 955 7080; email: ir@xtlbio.com

General and administrative expenses for the three months ended June 30, 2015 were US$0.4 million in line with general and administrative expenses for the same period in 2014.

Financial income, net for the three months ended June 30, 2015 was US$54,000 compared to US$20,000 in the three months ended June 30, 2014. The increase in financial income, net, was mainly due to changes in fair value of marketable securities held in InterCure, a former subsidiary.

Loss from continuing operations for the three months ended June 30, 2015 was US$0.4 million compared to US$0.4 million in the same period last year.

Total loss for the three months ended June 30, 2015 was US$0.4 million compared to US$0.7 million in the same period last year. The decrease in loss was due to losses in 2014 from discontinued operations related to InterCure, a former subsidiary.

Research and development expenses for the six months ended June 30, 2015 were US$111,000 compared to US$81,000 for the same period in 2014. Research and development expenses for the six months ended June 30, 2015 were comprised mainly of expenses related to preparations for initiating a clinical trial of XTL’s drug candidate: hCDR1. The increase in expenses in 2015 compared to 2014 for this period is mainly due to XTL’s focus on preparing its asset for the upcoming clinical trial including the completion of production of the drug substance for hCDR1.

General and administrative expenses for the six months ended June 30, 2015 were US$0.7 million compared with US$0.9 million for the same period in 2014. The decrease in general and administrative expenses was due to lower salary and share-based compensation costs in the six months ended June 30, 2015.

Financial expense, net for the six months ended June 30, 2015 was US$186,000 compared to financial income, net of US$17,000 for the six months ended June 30, 2014. The decrease in financial income, net, was mainly due to losses incurred from the disposal of XTL’s investment in InterCure, a former subsidiary.

Loss from continuing operations for the six months ended June 30, 2015 was US$1.0 million, in line with loss from continuing operations for the same period last year.

Total loss for the six months ended June 30, 2015 was US$1.5 million, in line with total loss in the same period last year. The loss from discontinued operations for the six months ended June 30, 2015 and 2014 relates to losses from XTL’s investment in InterCure, a former subsidiary.

XTL’s consolidated financial results for the six months ended June 30, 2015 are presented in accordance with International Financial Reporting Standards.

XTL Biopharmaceuticals Ltd.

5 Hacharoshet Street, Raanana, 43656, Israel

Tel: +972 9 955 7080; email: ir@xtlbio.com

XTL Biopharmaceuticals, Ltd. and Subsidiaries
(USD in thousands)
Consolidated Statements of Financial Position - Selected Data

	As of
	June 30,		December 31,
	2015	2014	2014

Cash, Cash Equivalents and bank deposits	$4,820	$2,676	$2,159
Working Capital	5,026	3,076	2,102
Total assets	7,861	7,224	5,644

Long term liabilities	$-	$27	$-
Total shareholders’ equity	7,630	5,708	4,660
Non-controlling interests	-	141	19

XTL Biopharmaceuticals, Ltd. and Subsidiaries
(USD in thousands, except per share amounts)
Consolidated Statements of Comprehensive Loss

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	Unaudited				Audited
Research and development expenses	(111)	(81)	(69)	(34)	(278)
General and administrative expenses	(746)	(916)	(412)	(369)	(1,744)

Operating loss	$(857)	$(997)	$(481)	$(403)	$(2,022)

Finance income	19	22	14	20	41
Finance expenses	(205)	(5)	40	-	(138)

Finance income (expenses), net	$(186)	$17	$54	$20	$(97)

Loss from continuing operations	$(1,043)	$(980)	$(427)	$(383)	$(2,119)

Loss from discontinued operations	$(460)	$(491)	$-	$(327)	$(746)

Total loss for the period	$(1,503)	$(1,471)	$(427)	$(710)	$(2,865)

Loss for the period attributable to:
Equity holders of the Company	(1,505)	(1,249)	(427)	(563)	(2,527)
Non-controlling interests	2	(222)	-	(147)	(338)

	$(1,503)	$(1,471)	$(427)	$(710)	$(2,865)

Basic and diluted loss per share from continuing and discontinued operations (in U.S. dollars):
From continuing operations	(0.004)	(0.004)	(0.001)	(0.001)	(0.009)
From discontinued operations	(0.002)	(0.001)	-	(0.001)	(0.002)

Loss per share for the period	$(0.006)	$(0.005)	$(0.001)	$(0.002)	$(0.011)

XTL Biopharmaceuticals Ltd.

5 Hacharoshet Street, Raanana, 43656, Israel

Tel: +972 9 955 7080; email: ir@xtlbio.com

About XTL Biopharmaceuticals Ltd. (“XTL")

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of unmet clinical needs.

XTL is a public company, traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080

Email: ir@xtlbio.com

www.xtlbio.com

Arrowhead Business and Investment Decisions, LLC

140 Broadway, 46th Floor, New York, NY 10005

Daniel Renaud or Thomas Renaud

+1 212 619 6889

enquire@arrowheadbid.com

www.abid.co/NASDAQ.XTLB

Cautionary Statement

This press release may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on April 28 2015.

XTL Biopharmaceuticals Ltd.

5 Hacharoshet Street, Raanana, 43656, Israel

Tel: +972 9 955 7080; email: ir@xtlbio.com

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: September 1, 2015	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer